UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-38651

NAVIOS MARITIME CONTAINERS L.P.

(Exact name of registrant as specified in its charter)

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(011) + (377) 9798-2140

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One.*

*

On December 31, 2020, Navios Maritime Containers L.P. (“Navios Containers”) and its general partner, Navios Maritime Containers GP LLC, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Navios Maritime Partners L.P. (“Navios Partners”) and its direct, wholly-owned subsidiary, NMM Merger Sub LLC (“Merger Sub”). On March 31, 2021, pursuant to the Merger Agreement, Merger Sub merged with and into Navios Containers, with Navios Containers continuing as the surviving partnership. As a result of the Merger, Navios Containers became a wholly-owned subsidiary of Navios Partners.

Pursuant to the requirements of the Securities Exchange Act of 1934, Navios Containers has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NAVIOS MARITIME CONTAINERS L.P.

Date: April 1, 2021	By:	/s/ Angeliki Frangou
	Name:	Angeliki Frangou
	Title:	Chairman and Chief Executive Officer